UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RENN FUND, INC.
(Name of Subject Company (Issuer))

HORIZON KINETICS LLC
HORIZON ASSET MANAGEMENT LLC
(Name of Filing Person(s) (Issuer))

Equity Securities
(Title of Class of Securities)

759720105
(CUSIP Number of Class of Securities)

Jay Kesslen
General Counsel & Chief Compliance Officer
470 Park Avenue South, 8th Floor South
New York, New York 10016
(914) 703-6904
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

October 19, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Not Applicable*	Amount of Filing Fee:	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[   ]         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________________________________
Form or Registration No.: _______________________________________________
Filing Party: _________________________________________________________
Date Filed: __________________________________________________________

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1-11.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document
99.1	Press release issued by RENN Fund, Inc.dated October 19, 2016.

ITEM 13.

Not applicable.